

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 11, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Rockley Photonics Holdings Limited, under the Exchange Act of 1934:

- Ordinary Shares, $0.000004026575398 par value per share

- Warrants, each warrant exercisable for one ordinary share at an exercise price of $11.50

Sincerely,